Exhibit 99.1

NORTH AMERICAN NICKEL AND PREMIUM NICKEL RESOURCES
EXECUTE DEFINITIVE AGREEMENT FOR BUSINESS COMBINATION

Toronto, Ontario, April 26, 2022 – Premium Nickel Resources Corporation ("PNR") and North American Nickel Inc. (TSXV:NAN) ("NAN") are pleased to announce that they have entered into a definitive amalgamation agreement (the "Amalgamation Agreement") in respect of their previously-announced reverse takeover transaction (the "RTO"), pursuant to which PNR would "go-public" by way of a reverse takeover of NAN. In this news release, references to the "Resulting Issuer" are to NAN after the closing of the RTO. As certain directors and officers of NAN are also directors and officers of PNR, the Amalgamation Agreement is considered as a "Non-Arm's Length" agreement pursuant to the policies of the TSX Venture Exchange (the "Exchange").

Transaction Particulars and the Definitive Agreement

On April 25, 2022, NAN, PNR and 1000178269 Ontario Inc. ("NAN Subco"), a wholly-owned subsidiary of NAN incorporated under the Business Corporations Act (Ontario) (the "OBCA"), entered into the Amalgamation Agreement, which provides for, among other things, a three-cornered amalgamation (the "Amalgamation") pursuant to which (i) NAN Subco will amalgamate with PNR under Section 174 of the OBCA to form one corporation ("Amalco"), (ii) the securityholders of PNR will receive securities of the Resulting Issuer in exchange for their securities of PNR at an exchange ratio of 5.27 Resulting Issuer Shares (as defined herein) for each outstanding share of PNR (subject to adjustments in accordance with the Amalgamation Agreement) (the "Exchange Ratio"), and (iii) the transactions will result in a RTO of NAN in accordance with the policies of the Exchange, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement. A copy of the Amalgamation Agreement will be available electronically on SEDAR (www.sedar.com) under NAN's issuer profile in due course.

Sheldon Inwentash, Director of PNR, stated: "We are delighted to announce this business combination with NAN, who is our long-term supporter and shareholder. This agreement demonstrates the degree to which our respective companies and shareholders are in alignment as we move forward with the RTO transaction and the re-development of the recently acquired Selebi Mines in Botswana. We are also excited to see Premium Nickel Resources listed on the TSX Venture Exchange as it is a critical step in our growth plans. With the acquisition of the Selebi mine, we are now preparing to initiate an aggressive redevelopment program at Selebi based on modern best practices and believe that the Ni-Cu-Co resources at the Selebi mines will be part of the global electrification of industries. NAN's technical and operational expertise will provide a significant synergy to our ambition for Selebi in years to come."

Douglas Ford, Interim Lead Director of NAN, stated: "We are pleased to announce the business combination with PNR and embark on this important new chapter in NAN's development. We believe that this transaction will unlock significant value for NAN's shareholders through the addition of the Selebi mines, which have significant exploration upside, to NAN's current portfolio of Ni-Cu-Co assets. I'd like to thank NAN's shareholders and team for all of their continued efforts and support in this transaction. We are very excited about the coming together of two great companies with untapped potential, and a driven management team. PNR's strategy and vision for the Selebi mine aligns with NAN's global strategy of identifying the best Nickel-Copper-Cobalt projects and the transaction with PNR will accelerate the growth and development of the combined company."

As part of the RTO, and subject to any required shareholder and regulatory approvals, NAN will: (i) change its name to "Premium Nickel Resources Ltd."; (ii) change its stock exchange ticker symbol to a symbol to be determined between the parties and acceptable to the Exchange; and (iii) reconstitute the board of directors (the "Board Reconstitution") and management of the Resulting Issuer. The outstanding options of PNR immediately prior to the effective time of the RTO will be exchanged and adjusted pursuant to the terms of the Amalgamation Agreement such that holders thereof will be entitled to acquire, following the closing of the RTO, options of the Resulting Issuer after giving effect to the Exchange Ratio and the Consolidation (as defined below), as applicable. In addition, subject to any required shareholder and regulatory approvals, NAN intends to consolidate its common shares on the basis of one post-consolidation common share for each five (5) pre-consolidation common shares (the "Consolidation").

NAN intends to call an annual and special meeting of its shareholders to approve various corporate actions, including the Board Reconstitution, and seek approval of the RTO by way of a written consent of at least a majority of its shareholders pursuant to the policies of the Exchange. In support of the RTO, all the directors and officers and certain shareholders of NAN, including Sentient Global Resources Fund IV, L.P. and Contemporary Amperex Technology Canada Limited, representing approximately 54% of the outstanding common shares of NAN have entered into voting support agreements with PNR in support of the RTO (the "NAN Support Agreements"). In addition, all of the directors and officers and certain shareholders of PNR representing approximately 69% of the outstanding PNR Shares have entered into voting support agreements with NAN in support of the RTO (the "PNR Support Agreements", together with the NAN Support Agreements, the "Support Agreements").

As of the date hereof, NAN holds a common share purchase warrant in the capital of PNR entitling it to acquire up to an undiluted 15% of the common shares of PNR ("PNR Shares") at an exercise price of US$10 million until February 26, 2025 (the "15% Warrant"). In connection with and immediately prior to the entry into of the Amalgamation Agreement, NAN and PNR entered into a waiver and suspension agreement, pursuant to which NAN agreed that its exercise privileges under the 15% Warrant is suspended until the later of the 61st calendar day following the date of the Amalgamation Agreement and the date the Amalgamation Agreement is terminated. The 15% Warrant will concurrently and automatically terminate upon the completion of the RTO.

Certain directors and officers of NAN are also directors and officers of PNR and as such considered as being "Non-Arm's Length" pursuant to the policies of the Exchange (the "Interlocked Insiders"). The Interlocked Insiders include Charles Riopel (Non-Executive Chairman of NAN and Chairman of PNR), Keith Morrison (Chief Executive Officer and Director of both NAN and PNR) and Sarah Zhu (Chief Financial Officer of both NAN and PNR).

The Amalgamation Agreement was negotiated at arm's length between representatives of NAN and PNR, through special committees of NAN (the "NAN Special Committee") and PNR (the "PNR Special Committee") which does not include the Interlocked Insiders and the Interlocked Insiders who are directors were excluded from board resolutions in respect of the RTO.

The board of directors of each NAN and PNR determined that the RTO is fair to the shareholders of NAN and PNR respectively. In connection with its evaluation of the RTO, the respective boards and special committees of each NAN and PNR received verbal fairness opinions from their respective financial advisors, specifically: (i) the board and the special committee of NAN received a verbal fairness opinion on April 22, 2022 (the "NAN Fairness Opinion") from INFOR Financial Inc., the financial advisor to NAN and the NAN Special Committee, to the effect that, as of the date of the NAN Fairness Opinion, and based upon and subject to the assumptions, limitations and qualifications set out in NAN Fairness Opinion, the RTO (including the Exchange Ratio) is fair, from a financial point of view, to the shareholders of NAN; and (ii) the board and special committee of PNR received a verbal fairness opinion on April 25, 2022 (the "PNR Fairness Opinion") from Evans & Evans, Inc., the financial advisor to the PNR Special Committee, to the effect that, as of the date of the PNR Fairness Opinion, and based upon and subject to assumptions, limitations and qualifications set out in the PNR Fairness Opinion, the consideration to be received by the PNR shareholders pursuant to the Amalgamation is fair, from a financial point of view to the PNR shareholders.

The common shares of NAN will remain halted pending further filings with the Exchange. NAN may seek waivers or exemptions from certain listing requirements of the Exchange in connection with the RTO, including the requirement to obtain a sponsor for the RTO. However, there can be no assurance that any waivers will be obtained. If a waiver from the sponsorship requirement is not obtained, a sponsor will be identified at a later date. No deposit, advance or loan has been made or is to be made in connection with the RTO.

The Resulting Issuer is expected to be owned approximately (i) 72.6% by current shareholders of PNR, (ii) 23.7% by the current shareholders of NAN, and (iii) 3.7% by the holders of the Subscription Receipts (as defined herein), after giving effect to the RTO and the NAN Financing (assuming that the base size of the NAN Financing is fully subscribed and the Agents' Option is not exercised).

The full particulars of the RTO, the Selebi Mines (as defined herein) located in Botswana, which is anticipated to be the material property of the Resulting Issuer, and the Resulting Issuer will be described in the Form 3D2 (Information Required in a Filing Statement for a Reverse Takeover or Change of Business) (the "Filing Statement") prepared in accordance with the policies of the Exchange. A copy of the Filing Statement will be available electronically on SEDAR (www.sedar.com) under NAN's issuer profile in due course.

Completion of the RTO is subject to a number of conditions, including, but not limited to, Exchange acceptance and if applicable, disinterested shareholder approval of NAN shareholders. Where applicable, the RTO cannot close until the required shareholder approval is obtained. There can be no assurance that the RTO will be completed as proposed or at all. The completion of the RTO is also subject to other conditions, including among other things, ownership by PNR of the rights and title to the Selebi Mines, shareholder approval by PNR shareholders of the Amalgamation, the Support Agreements having not been terminated or materially breached and certain customary conditions precedent for a transaction of this nature.

Investors are cautioned that, except as disclosed in the Filing Statement to be prepared in connection with the RTO, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the securities of NAN should be considered highly speculative.

The TSX Venture Exchange Inc. has in no way passed upon the merits of the proposed RTO and has neither approved nor disapproved the contents of this news release.

Concurrent Financing

NAN Financing

As part of the RTO, NAN has also entered into an engagement letter dated April 8, 2022 with Paradigm Capital Inc., as lead agent ("Paradigm"), on behalf of itself and INFOR Financial Inc. (together with Paradigm Capital Inc., the "Agents"), pursuant to which the Agents have agreed to sell, on a "best efforts" private placement basis, up to 20,834,000 subscription receipts of NAN (the "Subscription Receipts") at a subscription price of C$0.48 per Subscription Receipt for gross proceeds of up to approximately C$10 million (the "NAN Financing"). In addition, the Agents have been granted an option (the "Agents' Option"), exercisable in whole or in part up to 48 hours prior to the closing of the NAN Financing, to increase the size of the NAN Financing by up to 15% of the base offering size for additional gross proceeds of up to approximately C$1.5 million. Each Subscription Receipt entitles the holder thereof to receive, for no additional consideration and without further action on the part of the holder thereof, on or about the date that the RTO is completed, one common share of the Resulting Issuer (each, a "Resulting Issuer Share"), subject to adjustments as will be outlined in the subscription receipt agreement to be entered into among NAN, Paradigm and Computershare Trust Company of Canada, the subscription receipt agent in respect of the NAN Financing.

The securities issued pursuant to the NAN Financing will be subject to applicable hold periods, including the statutory four month plus one day hold from the closing date of the NAN Financing. It is expected that the net proceeds from the NAN Financing will primarily be used to fund exploration and development of the Resulting Issuer's material property, the Selebi Mines, working capital and for general corporate purposes.

Upon the conversion of the Subscription Receipts, the Agents are entitled to receive a cash commission equal to 7.0% of the gross proceeds of the NAN Financing and compensation warrants exercisable for such number of Resulting Issuer Shares as is equal to 7.0% of the Subscription Receipts issued under the NAN Financing (the "Compensation Warrants"). The Compensation Warrants shall be issued on the same terms as the Subscription Receipts and exercisable for a period of two years following the satisfaction of the escrow release conditions.

The NAN Financing is expected to close on or about April 28, 2022, with the gross proceeds of the NAN Financing to be held in escrow pending the satisfaction of the escrow release conditions, which include the satisfaction (or waiver) of the conditions to the closing of the RTO, the conditional approval of the Exchange to list the Resulting Issuer Shares issuable under the RTO and NAN Financing, and certain other customary conditions.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States or any other jurisdiction. No securities may be offered or sold in the United States or in any other jurisdiction in which such offer or sale would be unlawful prior to registration under the U.S. Securities Act of 1933 or an exemption therefrom or qualification under the securities laws of such other jurisdiction or an exemption therefrom.

PNR Financing

In addition, on April 7, 2022, PNR completed a non-brokered private placement of 8,865,619 PNR Shares (and issued an additional 70,548 PNR Shares in satisfaction of certain finders fees payable in connection with the financing) at an issue price of US$2 per PNR Share for an aggregate gross proceeds to PNR of approximately US$17.7 million (the "PNR Financing"). The proceeds of the PNR Financing are expected to be used to finance the purchase price of the Selebi Mines, the initial phase of the exploration program at the Selebi Mines, the RTO transaction-related costs, working capital and general corporate purposes.

Attributes of the Resulting Issuer

The formation of the Resulting Issuer creates a Canadian company with a focus on the exploration and development of high-quality nickel-copper-cobalt with properties located in Botswana, Canada and Greenland. Following the completion of the RTO, the Resulting Issuer is anticipated to own interests in the following properties:

•	Selebi and Selebi North nickel-copper-cobalt (Ni-Cu-Co) mines (the "Selebi Mines") (Exploration – Botswana)
•	Selkirk mines (Exploration – Botswana)
•	Manittsoq property (Exploration – Greenland)
•	Post Creek / Halcyon property (Exploration – Sudbury, Canada)

It is anticipated that the Selebi Mines will be the only material property of the Resulting Issuer, for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), following the completion of the RTO. The proposed work program for the Selebi Mines includes diamond drilling which is anticipated to be on-going for approximately 18 months and underground infrastructure at the Selebi North mines are expected to be upgraded in support of the underground drilling program and to improve the health and safety at the mine.

In accordance with NI 43-101, a technical report for the Selebi Mines will be filed on SEDAR (www.sedar.com) under NAN's issuer profile.

Board and Management Composition and Biographies

The Board of Directors of the Resulting Issuer (the "Resulting Issuer Board") is expected to include Keith Morrison, Charles Riopel, Sheldon Inwentash, John Hick, Sean Whiteford and John Chisholm. The parties may decide to appoint additional nominees to the Resulting Issuer Board.

Management of the Resulting Issuer is expected to include Keith Morrison (Chief Executive Officer and Director), Mark Fedikow (President), Sarah Wenjia Zhu (Chief Financial Officer and Corporate Secretary), Sharon Taylor (Chief Geophysicist) and Peter Lightfoot (Consulting Chief Geologist).

The following are biographies of the currently proposed directors and senior officers of the Resulting Issuer:

Keith Morrison, Chief Executive Officer and Director

Mr. Keith Morrison has over 40 years of global experience in the resources sector with an accomplished background in strategy, finance, exploration, technology, global operations, capital markets and corporate development. Formerly, Mr. Morrison co-founded two significant Canadian-based success stories, Quantec, a world-leader in deep sub-surface imaging technologies, and QGX, a Canadian-based public exploration company which operated in Mongolia prior to its acquisition. Since 1986, Mr. Morrison has continuously served on private and public company Board of Directors, and senior management teams as CEO. During this period, he has been in leadership positions through multiple commodity cycles and several black swan events. He is currently director and CEO of PNR and a director and CEO of NAN.

Charles Riopel, Director

Mr. Charles Riopel is an accomplished senior-level executive with over 25 years domestic/international investment experience in mining. He has managed over the years both private and public investment funds. He is the founder and managing partner at Latitude 450, a private equity fund specialized in mining. Prior thereto, he was Senior Investment Director at The Sentient Group, one of the largest PE Funds in mining with over US$2.7 billion under management. At The Sentient Group, he worked on and completed 12 follow-on investments as well as one exit – actively managing investments and re-engineering projects in copper, gold, uranium, nickel and manganese. From 2006 to 2012, he served as Senior Investment Director Metals & Mining at the SGF, a public fund with over US$5 billion under management. During these years, he invested approximately US$200 million per year in mining projects, from greenfield exploration to operations, directly managing drilling programs to approximately US$10 billion in construction. While working at the SGF he invested in, directly managed, turned around and exited more than 20 investments and mining projects.

He was appointed to the Board of Directors of PNR in 2019 and is currently Chairman of the Board of Directors of PNR, Premium Nickel Resources International (Barbados), Premium Nickel Resources Selebi (Barbados) and Premium Nickel Resources Selkirk (Barbados). He is also the Non-Executive Chairman of NAN (mining exploration - Ni). He is also a member of the Board of Directors of Meridian Mining UK (Cu-Au-Mn) and the Foundation of Greater Montreal (local charity managing over US$250 million in charitable donations). He has served as a director and/or officer of several Canadian and international companies. He holds a Bachelor of Economics from Montreal University and a Masters in Business Administration from Laval University.

Sheldon Inwentash, Director

Mr. Sheldon Inwentash has more than 30 years of investing experience and has been instrumental in raising $15 billion for his portfolio companies over the last 20 years. He co-founded Visible Genetics, the first commercial pharmacogenomics company, in 1994 and exited in 2001 to Bayer. Through two decades leading Pinetree Capital, Mr. Inwentash created significant shareholder value through early investments in Queenston Mining (acquired by Osisko Mining Corp. for $550 million), Aurelian Resources (acquired by Kinross for $1.2 billion) and Gold Eagle Mines (acquired by Goldcorp for $1.5 billion) to name a few. Sheldon has been an active investor in and advisor for various companies in Africa such as AfriOre Platinum Ltd. taken over by Lonmin (South Africa), Auryx Gold Corp. combined with B2 Gold Corp. (Namibia), Caledonia Mining Corporation (Zimbabwe) and others. Mr. Inwentash obtained his B.Comm from the University of Toronto and is a Chartered Accountant/Certified Professional Accountant. In 2007, he was an Ontario finalist for the Ernst & Young entrepreneur of the year award. In 2012, Mr. Inwentash received an honorary degree, doctor of laws (LL.D) from the University of Toronto for his valuable leadership as an entrepreneur, his philanthropy, and inspirational commitment to making a difference in the lives of children, youth and their families. He is currently a director of PNR.

John Hick, Director

Mr. John Hick has over 40 years of experience in the mining industry in both senior management positions and as an independent director. He currently serves as an independent director, and in some cases the non-executive Chairman, to a number of publicly listed companies. Formerly, Mr. Hick has held board and/or senior management positions with a number of other Canadian mining companies, including Mako Mining Corp., Medoro Resources Ltd., St. Andrew Goldfields Ltd., First Uranium Corp., Defiance Mining Corp./Geomaque Explorations Ltd, TVX Gold Inc., Cambior Inc., Rio Narcea Gold Mines Ltd, Rayrock Resources Inc., Revett Minerals Inc. and Placer Dome Inc. Mr. Hick holds a B.A. from the University of Toronto, and a LLB from the University of Ottawa. He is currently a director of NAN.

Sean Whiteford, Director

Mr. Sean Whiteford has over 25 years of mineral exploration and operational experience in the mining industry. He is currently the Vice President, Business Development at Burgundy Diamond Mines Ltd (ASX:BDM). He started his career as an exploration geologist with BHP-Utah Mines based in Toronto. He subsequently spent 13 years with the Rio Tinto Group in various corporate, operational, and technical roles in Australia, Canada and the U.S. Mr. Whiteford joined Cliffs Natural Resources in 2009 held various executive positions, including VP Exploration and VP Eastern Canada Iron Ore Operations. In addition, he was the President of Osgood Mountains Gold and had extensive experience working as strategic consultant for mining and exploration companies in the U.S. and Canada. Mr. Whiteford is a Member of the AusIMM, holds a B.Sc. in geology from the University of Windsor and has also completed the Advanced Management Program at Columbia Business School.

John Chisholm, Director

Mr. John Chisholm is a senior financial executive with over 30 years of investment experience. As a senior executive of Merrill Lynch and CIBC Wood Gundy, he has participated in over 100 IPO's. Mr. Chisholm is a founder of Temex Resources, Forsys Metals, Carta Worldwide, and Land Administration Company, where he currently serves as executive chairman. He is also one of the founders of PNR, where he serves on the board as a director. As a graduate of the University of Guelph in economics, he is well-positioned to help guide companies with respect to raising funds for large projects. He has been involved in raising over $200-million for various companies and has an extensive list of worldwide contacts in both the mining and technology sector. He is currently a director of PNR.

Dr. Mark Fedikow, President

Mr. Mark Fedikow has 40 years of industry and government experience as an exploration geochemist and mineral deposits geologist. He has worked for major and junior mining exploration companies and the Manitoba Geological Survey completing his employment at the Survey as Chief Geologist of the Mineral Deposits Section. In 2001, Mr. Fedikow was the recipient of the Provincial Geologists Medal, a Canadian national award for outstanding geoscientific achievement. He has successfully applied partial and selective extraction geochemical technologies including the Mobile Metal Ions Process (MMI) in exploration programs for lode and placer gold, base metal massive sulphides, platinum group metals, magmatic nickel-copper, porphyry copper deposits and kimberlite / carbonatite in a variety of geological settings and overburden environments. Mr. Fedikow has published numerous articles on mineral deposits and their geochemical expressions in rock, soil and vegetation sample media. He is a Fellow of the Association of Applied Geochemists. He is currently President of NAN.

Sarah Wenjia Zhu, Chief Financial Officer and Corporate Secretary

Ms. Sarah Zhu has over 15 years of financing and accounting experience in the public and private equity market with a focus on the Natural Resources sector. Formerly, she held the position of Investment Manager with The Sentient Group. She holds a bachelor's degree in Accounting from Guangdong University of Finance & Economics and an MBA from the John Molson Business School of Concordia University. Prior to this, Ms. Zhu spent six years on an audit and systems risk consulting business with Deloitte China and gained her accounting qualification (CICPA) before migrating to Canada in 2004. She is also a CFA charter holder. She is currently CFO of PNR and NAN.

Sharon Taylor, Chief Geophysicist

Ms. Sharon Taylor has over 30 years of experience in mineral exploration, including thirteen years with Falconbridge, Noranda, and Xstrata. She has experience in both volcanogenic massive sulfide and nickel exploration in major mining camps including Kidd Creek, Bathurst, Raglan, Sudbury and Kabanga. Her most recent employment with Continental Nickel included nickel exploration at the St Stephen Project in New Brunswick and the Nachingwea Nickel Project in Tanzania. Ms. Taylor's area of expertise is the application and interpretation of EM data and integrating results from airborne, ground and downhole EM methods. She is currently VP Exploration of PNR and Chief Geophysicist for NAN.

Dr. Peter Lightfoot, Consulting Chief Geologist

Dr. Lightfoot, who in the summer of 2016 published the first comprehensive textbook on the ore deposits of the Sudbury Igneous Complex, enjoyed a distinguished 20-year career as a geologist with Inco and Vale beginning in 1996. He was initially responsible for exploration at Voisey's Bay before being appointed Chief Geologist responsible for technical aspects of exploration programs at Voisey's Bay, Sudbury and Thompson. He received his B.A. in Earth Sciences from Oxford in 1980, his M.Sc. degree from the University of Toronto in 1982, and his Ph.D from the Open University (U.K.) in 1985. Following post-doctoral studies at the University of Toronto, he began a 10-year career with the Ontario Geological Survey in 1987 and worked extensively on the geology and geochemistry of Sudbury and Noril'sk before joining Inco in 1986. He is now an independent consultant to the minerals industry through his company, Lightfoot Geoscience Inc. He is currently a Consulting Chief Geologist to NAN.

Advisors

Bennett Jones LLP is legal counsel to NAN, Blake Cassels & Graydon LLP is legal counsel to the NAN Special Committee, INFOR Financial Inc. is financial advisor to NAN and the NAN Special Committee, Davies Ward Phillips & Vineberg LLP is legal counsel to the PNR Special Committee, Evans & Evans, Inc. is financial advisor to the PNR Special Committee, Timothy Moran of Moran Professional Corporation is legal counsel to PNR and McCarthy Tétrault LLP is legal counsel to the Agents.

About North American Nickel Inc.

North American Nickel is a mineral exploration company with 100% owned properties in Maniitsoq, Greenland and Ontario, Canada. In 2019, NAN became a founding shareholder in PNR to provide direct exposure to Ni-Cu-Co opportunities in the southern African region. Simultaneously, NAN is expanding its area of exploration interest into Morocco.

The Maniitsoq property in Greenland is a Camp scale permitted exploration project comprising 3,048 square km covering numerous high-grade nickel-copper + cobalt sulphide occurrences associated with norite and other mafic-ultramafic intrusions of the Greenland Norite Belt (GNB). The >75km-long belt is situated along, and near, the southwest coast of Greenland and is accessible from the existing Seqi deep water port with an all-year-round shipping season and hydroelectric power potential from a quantified watershed.

The Post Creek/Halcyon property in Sudbury is strategically located adjacent to the past producing Podolsky copper-nickel-precious metal sulphide deposit of KGHM International Ltd. The property lies along the extension of the Whistle Offset dyke structure. Such geological structures host major Ni-Cu-PGM deposits and producing mines within the Sudbury Camp.

NAN acquired 100% ownership of property near the southern extent of the Lingman Lake Greenstone Belt in northwest Ontario known as Lingman Nickel and in the Quetico region near Thunder Bay Ontario. The acquisition of these properties is part of NAN's strategy to develop a pipeline of new nickel projects. NAN is evaluating direct and indirect nickel asset acquisition opportunities globally.

About Premium Nickel Resources Corporation

PNR is a Canadian company dedicated to the exploration and development of high-quality nickel-copper-cobalt (Ni-Cu-Co) resources. PNR believes that the medium to long-term demand for these metals will grow through continued global urbanization and the increasing replacement of internal combustion engines with electric motors. Importantly, these metals are key to a low-carbon future.

PNR maintains a skilled team with strong financial, technical and operational expertise to take an asset from discovery to exploration to mining.

PNR has focused its efforts on discovering world class nickel sulphide assets in jurisdictions with rule-of-law that fit a strict criteria that comply with PNR's values and principles which stand up against the highest acceptable industry standards. PNR is committed to governance through transparent accountability and open communication within our team and our stakeholders.

PNR closed its acquisition of the Selebi Mines on January 31, 2022. The Selebi Mines include two shafts and related infrastructure (rail, power and water). Shaft sinking and plant construction started in 1970. Mining concluded in October 2016 when the operations were placed on care and maintenance due to a failure in the separate Phikwe processing facility. The Selebi Mines were subsequently placed under liquidation in 2017.

The proposed work plan for the Selebi Mines includes diamond drilling which is expected to be ongoing for up to 18 months. During that time, additional metallurgical samples will be collected and sent for more detailed studies. The underground infrastructure at Selebi North will be upgraded to support the underground drilling program as well as improve health & safety at Selebi North.

ON BEHALF OF THE BOARD OF DIRECTORS OF NAN

Douglas Ford

Interim Lead Director and Chair of the NAN Special Committee

North American Nickel Inc.

For more information contact:

North American Nickel Inc.

Jaclyn Ruptash

Vice President Corporate Affairs

+1 (604) 770-4334

ON BEHALF OF THE BOARD OF DIRECTORS OF PNR

Sheldon Inwentash

Director and Chair of the PNR Special Committee

Premium Nickel Resources Corporation

For more information contact:

Premium Nickel Resources Corporation

130 Spadina Avenue, Suite 401

Toronto, Ontario, Canada M5V 2L4

info@premiumnickelresources.ca

Forward-looking Statements

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of applicable Canadian securities laws. These forward-looking statements, by their nature, require NAN and PNR to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements, including with respect to future production of mines, ability to satisfy or waive on satisfactory terms any conditions to the completion of the RTO (including but not limited to any required regulatory and shareholder approval), timeline to complete the RTO and the NAN Financing (if at all), the anticipated benefits of the RTO, the anticipated use of proceeds of the NAN Financing and PNR Financing, are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, current information available to the management of NAN and PNR, public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. NAN and PNR consider their respective assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of NAN and PNR, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect NAN and PNR, and their respective businesses.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this news release concerning NAN, see the section entitled "Risks and Uncertainties" in the most recent management discussion and analysis of NAN which is filed with the Canadian securities commissions and available electronically under NAN's issuer profile on SEDAR (www.sedar.com). The forward- looking statements set forth herein concerning NAN and PNR reflect management's expectations as at the date of this news release and are subject to change after such date. NAN and PNR disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.